FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 5, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A. Taxpayer 01.838.723/0001-27 Public Company	Carbery Group VAT number IE9Z07105K

NOTICE TO THE MARKET

BRF - Brasil Foods S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) and Group Carbery announce to the market and their shareholders the formation of a 50/50 whey processing joint venture.  The $50 million investment will use Carbery’s innovative technology to process whey generated at BRF’s cheese manufacturing facilities. The venture is aligned with BRF´s strategic objective to be a leading player in the Brazilian cheese market.

The joint venture will house a state of the art manufacturing plant to produce added value nutritional ingredients sourced from whey, a byproduct from cheese manufacturing. These ingredients are utilized by leading consumer brands in baby food and sports nutrition, among others uses.  The construction of the processing facility is planned to commence immediately and it will be commissioned in 2014.

About Carbery:  The Company employs over 500 people globally with 200 in Ireland and is a leading player in the manufacture of whey based ingredients internationally, brought about by significant investment in research and development. The outputs of this long term R&D programme has led to the development of a range of advanced dairy based nutritional ingredients which are supplied to many of the world’s leading international food and drink companies. Many leading consumer brands in baby food, sports and performance nutrition, together with foods such as yoghurts and bakery products, contain Carbery proteins which are recognized globally for their high quality and efficacy.

São Paulo, November 5, 2012

Leopoldo Viriato Saboya
BRF – Brasil Foods S.A.
Chief Financial, Administrative and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 5, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director